UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D
(Rule 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

O’Charley’s Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

Matthew Mark
JET CAPITAL INVESTORS, L.P.
667 Madison Avenue, 9th Floor
New York, New York 10021.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      June 14, 2006
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 670823103	13D	Page 2 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 391,019
	8	SHARED VOTING POWER 1,568,415
	9	SOLE DISPOSITIVE POWER 391,019
	10	SHARED DISPOSITIVE POWER 1,568,415
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,959,434
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 3 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Arbitrage & Event Fund I, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,233
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 64,233
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,233
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 4 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,758
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 192,758
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,758
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 5 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Offshore Fund, LTD I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,028
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 134,028
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,028
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 6 of 12 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,991
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 256,991
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,991
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 670823103	13D	Page 7 of 12 Pages
1		NAMES OF REPORTING PERSONS Alan Cooper I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,959,434
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,959,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,959,434
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 670823103	13D	Page 8 of 12 Pages
1		NAMES OF REPORTING PERSONS Matthew Mark I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,959,434
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,959,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,959,434
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON IN

Amendment No. 1 to
Schedule 13D

This Amendment No. 1 amends and restates the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2006 (the “Original Statement”), by and on behalf of Jet Capital Investors, LP (“Jet Capital”), Jet Capital Arbitrage & Event Fund I, LP (“Jet Arbitrage”), Jet Capital Concentrated Fund, LP (“Jet Concentrated”), Jet Capital Concentrated Offshore Fund, LTD (“Jet Offshore”), Jet Capital Management, L.L.C., Alan Cooper and Matthew Mark with respect to the common stock, no par value per share (the “Common Stock”), of O’Charley’s Inc., a Tennessee corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Original Statement is hereby amended and restated as follows:

The shares of Common Stock reported to be owned by the Reportong Persons were acquired in the open market. All such purchases of Common Stock were funded by investment capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases by Jet Arbitrage, Jet Offshore, Jet Concentrated and the Managed Accounts was $980,110.88, $2,122,012.53, $2,980,413.00 and $24,087,642.00, respectively.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Original Statement is hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,959,434 shares of Common Stock, representing approximately 8.5% of the outstanding Common Stock.1  Jet Arbitrage beneficially owns 64,233 of such shares, representing approximately 0.3% of the Common Stock outstanding, Jet Concentrated beneficially owns 192,758 of such shares, representing 0.8% of the Common Stock outstanding, and Jet Offshore beneficially owns 134,028 of such shares, representing 0.6% of the Common Stock outstanding. A total of 1,568,415 of such shares, representing approximately 6.8% of the Common Stock outstanding, are held in the Managed Accounts.

(c) Since May 22, 2006, the Reporting Persons have acquired shares of Common Stock in the open market as set forth on Annex I hereto. Except as set forth on Annex I or in the Original Statement, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

------------------------------------
1 Based on 23,093,543 shares of common stock outstanding on May 22, 2006, as reported in the Company’s Quarterly Report on Form 10-K for the quarter ended April 16, 2006.

9

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 19, 2006

JET CAPITAL INVESTORS, L.P.
By: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

JET CAPITAL ARBITRAGE &
EVENT FUND I, LP
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

JET CAPITAL CONCENTRATED FUND, LP
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

JET CAPITAL CONCENTRATED OFFSHORE FUND, LTD
By: /s/ Matthew Mark
Name: Matthew Mark
Title:   Director

JET CAPITAL MANAGEMENT, L.L.C.
By:  /s/ Matthew Mark
Name: Matthew Mark
Title:   Managing Member

By: /s/ Matthew Mark
                                                                                    Matthew Mark

By: /s/ Alan Cooper
      Alan Cooper

10

SCHEDULE II

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Jet Capital Arbitrage & Event Fund I, LP since May 22, 2006.

Date	Number of Shares	Price Per Share	Cost

6/08/2006	822	16.75	13,774.51
6/09/2006	430	16.85	7,248.51
6/12/2006	1,234	16.75	20,673.33
6/13/2006	1,322	16.55	21,883.33
6/14/2006	5,922	16.09	95,351.30
6/15/2006	1,623	17.00	27,639.69
6/15/2006	1,623	16.65	27,069.37
6/15/2006	524	17.01	8,919.27
6/16/2006	3,246	16.58	53,899.83

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Jet Capital Concentrated Fund, LP since May 22, 2006.

Date	Number of Shares	Price Per Share	Cost

6/08/2006	2,486	16.75	41,657.90
6/09/2006	1,300	16.85	21,914.10
6/12/2006	3,612	16.75	60,512.19
6/13/2006	3,870	16.55	64,060.88
6/14/2006	17,342	16.09	279,227.01
6/15/2006	4,753	17.00	80,943.59
6/15/2006	4,753	16.65	79,273.39
6/15/2006	1,534	17.01	26,110.98
6/16/2006	9,507	16.58	157,863.74

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Jet Capital Concentrated Offshore Fund, Ltd since May 22, 2006.

Date	Number of Shares	Price Per Share	Cost

6/08/2006	1,683	16.75	28,202.03
6/09/2006	880	16.85	14,834.16
6/12/2006	2,725	16.75	45,652.20
6/13/2006	2,920	16.55	48,335.34
6/14/2006	13,083	16.09	210,652.00
6/15/2006	3,586	17.00	61,069.58
6/15/2006	3,586	16.65	59,809.46
6/15/2006	1,157	17.01	19,693.88
6/16/2006	7,171	16.58	119,074.46

 11

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated in the Managed Accounts since May 22, 2006.

Date	Number of Shares	Price Per Share	Cost

6/08/2006	20,009	16.75	335,290.81
6/09/2006	10,460	16.85	176,324.23
6/12/2006	30,429	16.75	509,780.09
6/13/2006	32,602	16.55	539,667.42
6/14/2006	146,083	16.09	2,352,111.58
6/15/2006	40,038	17.00	681,847.14
6/15/2006	40,038	16.65	667,777.78
6/15/2006	12,921	17.01	219,934.80
6/16/2006	80,076	16.58	1,329,662.01

12